EXHIBIT 99.1
Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE:SA	June 18, 2012

Seabridge Gold Acquires Shares of
Banks Island Gold Ltd. Under Option Agreement

Toronto, Canada – Seabridge Gold Inc. of Toronto, Ontario, announced today that it has acquired ownership and control of 4,000,000 common shares (the “BOZ Shares”) of Banks Island Gold Ltd. (TSXV: BOZ) (“Banks Island”) by private issuance upon entering into an Option Agreement with Banks Island in respect of Seabridge Gold’s Red Mountain Project.  The BOZ Shares held by Seabridge Gold represent approximately 15.4% of the outstanding shares of Banks Island.  Seabridge Gold held no shares, options or other securities of Banks Island before this acquisition and is not acting jointly or in concert with any person.  All of the BOZ Shares are subject to a hold period expiring on October 16, 2012.

Seabridge Gold acquired the BOZ Shares as part of the initial payment due under its Option Agreement with Banks Island under which Banks Island may acquire 100% of Seabridge Gold’s interest in the Red Mountain Project near Stewart, British Columbia.  Under the Option Agreement, in order to exercise the option and acquire 100% of Seabridge Gold’s interest in the Red Mountain Project Banks Island must pay $450,000 and issue Seabridge the BOZ Shares upon signing the agreement and must pay Seabridge a further $11,450,000 in staged payments before February 3, 2015.  Seabridge does not presently intend to make further investments in Banks Island.

A copy of the related early warning report will be filed with the British Columbia and Alberta Securities Commissions may be obtained from the SEDAR website (www.sedar.com) or by contacting Gloria of Seabridge Gold at (416) 367-9292.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD "Rudi Fronk" President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Seabridge Gold Inc.
106 Front Street East, Suite 400
Toronto, ON, Canada M5A 1E1
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net